      Exhibit 99.1
News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
February 19, 2025
Manulife files 2024 Audited Annual Financial Statements and Related
MD&A
Toronto - Manulife Financial Corporation has filed its 2024 audited annual financial statements for the year ended December 31, 2024 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange
Commission on Form 40-F. This information is available on the Company's website at
manulife.com/en/investors/results-and-reports. Shareholders may also request a hard copy of this information free of charge through the Company's website.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto,
Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Wealth &
Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the
Philippine stock exchanges, and under ‘945’ in Hong Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact:	Investor Relations:
Anne Hammer	Hung Ko
Manulife	Manulife
201-925-1213	416-806-9921
anne_hammer@manulife.com	hung_ko@manulife.com